                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 1999

                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)

                  17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                             Kwai Chung, Hong Kong
                             ---------------------
                             Tel No. 852-2427-6951
                             ---------------------
                   (Address of principal executive offices)

           [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F     x         Form 40-F
                                 -------                 ------

           [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          Yes                    No     x
                               -------               -------


             [If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b), 82-__________.]

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            DSG International Limited
                                         -----------------------------------
                                                    (Registrant)

Date:  August 30, 1999                          By /s/ Peter Chang
       ----------------------                      --------------------
                                                        Peter Chang
                                                       Vice President

DSG INTERNATIONAL LTD.

                                                             [LOGO APPEARS HERE]


REVIEW OF OPERATIONS
SECOND QUARTER 1999

To our Shareholders:

We are pleased to announce our second quarter and first half 1999 results.

Second Quarter ended June 30, 1999 compared to Second Quarter ended June 30,
1998

Net sales for DSG International Limited ("the Company") for the three-month period ended June 30, 1999 were $48.7 million compared with $49.6 million for the same period in 1998. Net income was $0.3 million compared with net loss of $0.8 million for the same period in 1998.

The Company's sales in Australian region reported a strong volume growth of 15.0% in the second quarter of 1999 compared with the same period in 1998. The Company's sales in the North American and Asian region maintained the same level as the corresponding period in 1998. The Company's net sales were slightly impacted by the sale of the private label baby diaper and feminine napkin business of the Company's operation in Switzerland.

Gross profit as a percentage of net sales was 32.4% in the second quarter of 1999 compared with 28.4% for the same period in 1998. The higher margin was primarily due to the improvement in Asian currencies and manufacturing efficiency in most of the Company's operations. Selling, general and administrative expenses as a percentage of net sales was 30.2% in the second quarter of 1999, a slight increase of 1.0% compared with 29.2% for the second quarter of 1998 due to higher promotional activities in the Company's Australian operation. Interest expense for the Company in the second quarter of 1999 was $577.000, compared with $601.000 for the same period in 1998.

Six Months concluding June 30, 1999 compared to Six Months concluding June 30, 1998

The Company's net sales for the six-month period ended June 30, 1999 was $102.3 million, which was on par with the corresponding period in 1998. Gross profit as a percentage of net sales increase to 32.3% in the six-month period ended June 30, 1999, from 27.7% in the same period in 1998 due to the aforesaid reasons. Selling, general and administrative expenses were $29.9 million, maintained at the same level as the first half of 1998. The Company's operating income was $3.7 million during the first half of 1999 compared with operating loss of $1.3 million during the same period in 1998. The Company's subsidiary in Switzerland, Loring AG, sold all of its assets and business and ceased operations on March 31, 1999.

Mr. Brandon Wahg, Chairman of the Company, stated "I am pleased with the overall performance of the Company and particularly pleased with the strong growth in sales of our Australian operation. The improvement in efficiency of our North American operations and the consolidation of operations in Europe both has enhanced the Company's profitability. The "go local and go direct" strategy for our Asian operations was put into effect. Our Malaysian operation has commenced production this quarter and we will have in-house sales team in Singapore and Malaysian operations to market and distribute our products by the third quarter of 1999. The Company's overall adult incontinence business continues to report encouraging growth in all regions."

     DSG INTERNATIONAL LTD.
                                                             [LOGO APPEARS HERE]

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, Switzerland, China, Thailand and Indonesia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products, and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosies(R)", "Cosfits(R)", "Baby Love(R)", "Togs(R)", "Cares(R)", "Vlesi(R)", Dispo 123(TM)", "Certainty(R)", "Handy(TM)", and "Merit(R)".

August 18, 1999

     DSG INTERNATIONAL LTD.

                                                             [LOGO APPEARS HERE]

STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

The Statements of Operations for the three-month and six-month periods ending June 30, 1999 and 1998, and the Balance Sheet information as of June 30, 1999, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for these periods, however, are not necessarily indicative of the results for the full year.

SUMMARY OF RESULTS
(Dollars in thousands, except per share amounts)

                                                        Three Months            Six Months Ended
                                                           June 30,                June 30,
                                                      1999        1998        1999          1998
Net sales                                           $48,732     $49,601      $102,323      $102,306
                                                    -------     -------      --------      --------

Gross profit                                         15,784      14,064        33,057        28,343

Gain on sale of property, plant and                       -           -           509             -

Selling, general & administrative expenses          (14,735)    (14,490)      (29,878)      (29,614)
                                                    -------     -------      --------      --------

Operating Income (loss)                               1,049        (426)        3,688        (1,271)

Interest expense                                       (577)       (601)       (1,185)       (1,200)
Exchange (loss) gain                                    (82)       (101)         (152)          123
Other income                                            155         304           280           482
                                                    -------     -------      --------      --------

Income (loss) before income taxes                       545        (824)        2,631        (1,866)
Provision for income taxes                             (144)       (157)         (655)         (354)
Minority interest                                       (85)        195          (104)          353
                                                    -------     -------      --------      --------

Net income (loss)                                   $   316     $  (786)     $  1,872      $ (1,867)
                                                    -------     -------      --------      --------

Earnings (loss) per share
- basic and diluted                                 $  0.05     $ (0.12)     $   0.28      $  (0.28)
                                                    -------     -------      --------      --------

Weighted average number of shares
  outstanding                                         6,675       6,675         6,675         6,675
                                                    -------     -------      --------      --------

     DSG INTERNATIONAL LTD.
                                                            [LOGO APPEARS HERE]

STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

                                              Three Months     Six Months Ended
                                                  Ended
                                                 June 30,         June 30,
                                             1999      1998     1999    1998
Net income (loss)                           $  316   $  (786)  $1,872  $(1,867)

Other comprehensive expense, before tax
  Foreign currency translation adjustments   1,541    (2,118)     780   (2,110)
                                            ------   -------   ------  -------

Comprehensive income (expense)              $1,857   $(2,904)  $2,652  $(3,977)
                                            ------   -------   ------  -------


During the year, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 130 Reporting Comprehensive Income, issued by the Financial Accounting Standards Board. SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The inclusion represents all changes in equity except those resulting from investments by and distributions to owners.


BALANCE SHEET DATA
(in thousands)

                                       June 30,1999   December 31, 1998
                                       (unaudited)
Working capital                            $ 33,875            $ 30,091
Total assets                                127,114             133,909
Long-term debt                               18,696              20,957
Shareholders' equity                         70,666              68,013

On June 30, 1999 the Company had cash totaling $8.3 million.